NEWS RELEASE

Crosshair Receives Notice of Non-Compliance from NYSE MKT

April 8, 2013	(NYSE MKT: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE MKT: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) announces that on April 5, 2013 Crosshair was notified by NYSE MKT LLC (the “Exchange”) that the Company was not in compliance with two of the continued listing standards as set forth in Part 10 of the NYSE MKT Company Guide (the “Company Guide”).

Specifically, Crosshair is not in compliance with Section 1003(a)(iv) of the Company Guide in that it has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether the Company will be able to continue operations and/or meet its obligations as they mature.

The notice is based on a review by the Exchange of information that the Company has publicly disclosed, including information contained in the Company’s Form 6-K filed March 15, 2013 which contained the condensed interim consolidated financial statements for the nine-month period ended January 31, 2013.

The volume weighted average price over the 30 trading days immediately preceding receipt of the notification from the Exchange for the common stock of Crosshair was $0.11 per share and as of April 4, 2013, it closed at $0.08. Therefore, pursuant to Section 1003(f)(v) of the Company Guide, the Company’s continued listing is predicated on the Company effecting a reverse stock split of its common stock on the Exchange within a reasonable period of time, which the Exchange has determined to be no later than October 4, 2013. The Company must submit a plan of compliance (the “Plan”) to the Exchange by May 6, 2013, addressing how it intends to regain compliance with the continued listing standards by August 5, 2013.

The Company is currently in the process of preparing the Plan for submission to the Exchange. If the Company does not submit the Plan to the Exchange or if the Plan is not accepted by the Exchange, the Company will be subject to delisting proceedings.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and vanadium projects in the US and Canada. Its Bootheel project has established resources and is located in uranium mining friendly Wyoming, while it’s CMB Uranium/Vanadium Project, located in Labrador, Canada, has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. Bootheel has the potential to be mined using in-situ recovery methods. The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

ON BEHALF OF THE CROSSHAIR BOARD

"Mark J. Morabito"

EXECUTIVE CHAIRMAN

For Investor Relations, please call:
Konstantine Tsakumis
T: 604-681-8030 x.232
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things the submission of a plan of compliance to the Exchange and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.